FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2006

CLP Holdings Limited

(Registrant’s name in English)

147 Argyle Street

Kowloon, Hong Kong

(Address of Registrant’s principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X                 Form 40-F

Indicate by check mark whether the Registrant by furnishing this information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                           No       X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

Registrant hereby incorporates by reference in the report on Form 6-K the following Exhibit:

Announcement of Interim Results as from 1 January 2006 to 30 June 2006 issued on 15 August 2006 and published in Hong Kong newspapers on 16 August 2006

Remarks:

The financial information relating to the financial period as from 1 January 2006 to 30 June 2006 set out in the Announcement is unaudited and does not constitute the Group’s statutory financial statements for the financial period as from 1 January 2006 to 30 June 2006. Further information regarding the operations and results as from 1 January 2006 to 30 June 2006 of CLP Holdings Limited will be included in the Interim Report 2006 on Form 6-K to be filed with the U.S. Securities and Exchange Commission.

Certain statements contained in this Announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of CLP Holdings Limited to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Annual Report on Form 20-F for the year ended 31 December 2005 filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

For and on behalf of
CLP HOLDINGS LIMITED

By:	/ s / April Chan
Name:	April Chan
Title:	Company Secretary

Date:  29 August 2006

CLP Holdings Limited

(incorporated in Hong Kong with limited liability)

Announcement of Interim Results

as from 1 January 2006 to 30 June 2006

Highlights

•	Electricity sales in Hong Kong grew 0.8% to 13,300GWh; total sales (which include sales to the Chinese mainland) rose 0.5% to 15,414GWh.

•	Consolidated revenue rose 30.9% to HK$21,412 million; revenue from our business in Hong Kong recorded a 2.6% growth to HK$14,061 million.

•	Earnings from our electricity business in Hong Kong increased by 1.8% to HK$3,573 million; earnings from other activities (including a one-off gain of HK$291 million) grew by 50.2% to HK$1,568 million.

•	Total earnings up 7.9% to HK$4,975 million; operating earnings (which exclude Hok Un redevelopment profit) up 11.2% to HK$4,936 million.

•	Second interim dividend of HK$0.50 per share.

CHAIRMAN’S STATEMENT

I am pleased to present our Interim Results for the six months to 30 June 2006.

Financial Results for the Six-month Period

CLP Group’s total operating earnings for the first half of 2006 increased by 11.2% to HK$4,936 million, as compared to the corresponding period in 2005. Included in the total operating earnings is a one-off item relating to a premium gain of HK$291 million on the formation of OneEnergy.

The growth in these earnings mainly arose from our investments in the electricity sector in the Asia-Pacific region. It is encouraging to note that CLP’s policy of diversifying its business beyond our home base in Hong Kong, which we have been pursuing for several years, is now contributing to the delivery of significant and ongoing value to our shareholders.

The total earnings, which include Hok Un redevelopment profit, amounted to HK$4,975 million, representing a growth of 7.9%.

Further details of the financial and operational performance of the Group in the first six months of 2006 are set out in the Management’s Discussion and Analysis, which follows.

In this Chairman’s Statement, I wish to look forward and explain the outlook for the CLP Group, including the key tasks and issues to which the Board and Management will be giving particular attention during the second half of the year.

Hong Kong – Regulatory Regime

Shareholders will recall that the Hong Kong Government initiated a two-stage public consultation process on the future of Hong Kong’s electricity industry, as an important step in the development of the regulatory regime for the electricity sector upon the expiry of the current Scheme of Control agreement in 2008.

The Stage II Consultation ended on 31 March 2006. CLP and Government have commenced discussions on the post-2008 regulatory arrangements. CLP would like to see these discussions move forward as soon as possible. The electricity industry provides a vital service to Hong Kong. It is an industry which demands ongoing, large-scale investment and long-term planning. 2008 is fast approaching. In order to ensure the continuing security, quality and efficiency of Hong Kong’s electricity supply through to the end of this decade and beyond, it is critical that the future regulation of the power industry be clarified in a timely manner to remove unnecessary uncertainties.

Whilst I cannot predict the outcome of the discussions between CLP and Government, I can say with certainty that CLP will adopt a constructive, positive and realistic approach in these negotiations.

At its heart, our position is quite straightforward – the existing Scheme of Control has served Hong Kong extremely well. Together with strong environmental performance, it has enabled our community to enjoy a first-class and reliable electricity service at reasonable tariffs, whilst offering fair returns to the investors who have funded the necessary investments in the Special Administrative Region’s electricity infrastructure. The merits of the Scheme of Control are visible, measurable and enduring. We will work hard with Government to amend the existing arrangements, where this is necessary to reflect changes and challenges arising from the economic and social development of Hong Kong. However, it is important that the post-2008 arrangements retain the present balance between the interests of CLP’s shareholders, our customers and the community as a whole, and that these arrangements promote continued excellence in the electricity supply, on which Hong Kong’s well-being depends.

Hong Kong – Liquefied Natural Gas (LNG)

A good example of the long-term decision-making which the electricity business requires is the steps we are taking to bring LNG to Hong Kong in order to succeed the depleting gas resource in the South China Sea that is currently supplying the Black Point Power Station.

The completion of an LNG receiving terminal in Hong Kong and the availability of LNG supply by 2011 are crucial to our customers from the perspective of both environmental performance and reliability of electricity supply.

The Environmental Impact Assessment (EIA) studies for two potential sites for the LNG receiving terminal are scheduled for completion in August this year. By early 2007 we must have the site acquired and relevant government approvals in place, so that commercial contracts can be awarded to tie in with the significant amount of work required by the suppliers on upstream gas development, shipbuilding and site construction.

Our timetable for this project is challenging but achievable. It is right that a project of this size and nature should be subject to Government oversight and approval. We have kept Government informed of our plans from a very early stage, starting almost three years ago, including the importance of the arrival of LNG in Hong Kong by the end of this decade. As the EIA studies are being completed, we will be consulting the public and we will continue to work hard with various government bureaux and departments throughout the second half of this year to ensure that the LNG project stays firmly on course.

Hong Kong – Emissions Reductions

Our Hong Kong power plants recorded a substantial reduction of emissions during the first six months of the year. This is largely due to the increased use of ultra-low sulphur coal, which is by far the cleanest coal available around the world for power generation.

We are moving forward with the retrofit of additional emissions reduction facilities at Castle Peak Power Station. We have submitted the EIA report to Government and are on track with our front end work.

Our present programme envisages four major emissions reduction facilities being completed from 2009 onwards. This is a challenging programme, given the significant demolition and plant relocation work needed, and the required operation of these units to meet the summer peak demand means that much of the work must be carried out in winter.

We believe that our efforts in reducing emissions can only be effective in improving air quality as part of a wider and sustained effort by governments on both sides of the boundary and all sectors of the community to improve air quality throughout the Pearl River Delta air shed. In line with this, CLP was one of the early supporters of the Clean Air Charter established in 2005 by the business community in Hong Kong, and which now binds more than 280 leading businesses and organisations in Hong Kong in a shared commitment to develop and implement fair, practical and cost-effective environmental and emissions management policies.

Asia – OneEnergy

The success of “OneEnergy”, our recently-established 50:50 joint venture with Mitsubishi Corporation of Japan, will be measured by its ability to combine the two partners’ expertise, capital and local relationships to expand its presence in the power sector in Southeast Asia and Taiwan.

In the coming months, we aim to complete OneEnergy’s integration period, with the establishment of key policies, procedures and systems, as well as the further injection of assets currently owned by the joint venture partners. At the same time, we shall be looking to see progress in the pursuit of new development and acquisition opportunities, so that OneEnergy starts to deliver on its potential as an effective platform for enhancing our stake in its target markets and generating added value to its shareholders.

Australia – TRUenergy

The process of integrating, within TRUenergy, our existing Yallourn business with the merchant energy business (MEB) acquired last year from Singapore Power has made significant progress. Over the latter half of this year we will be monitoring the success of this exercise in delivering operating cost savings and providing an organisation capable of responding effectively and rapidly to the challenges and opportunities of Australia’s power business and growing its share of that business.

Major activities will include the retention of retail market share in the core Victoria and South Australia markets. We will aim to progress expansion opportunities in New South Wales (NSW), in conjunction with our 400MW Tallawarra combined-cycle gas-fired power station which has moved into construction this year, as well as exploring the opportunity to enter the Queensland market, which the government has announced will be open to full retail contestability in mid-2007.

In addition to substantial and positive developments on each of the issues that I have highlighted in this Chairman’s Statement, the Board and I will be looking for progress on the other projects and development opportunities we have in hand, such as the construction of our 1,200MW coal-fired power station at Fangchenggang in the Chinese mainland and our renewable energy projects. And at all times, we must maintain the foundations of our business, namely continued excellence in plant and system operation, customer service, safety and environmental performance, as well as financial discipline and prudence – the core attributes on which CLP’s reputation and long-term success rests.

I am confident that CLP’s Management and staff have the skill and dedication to carry through the challenging tasks of the months ahead. I look forward to reporting to you at the end of the year on the progress that your Company has made.

The Hon. Sir Michael Kadoorie

MANAGEMENT’S DISCUSSION AND ANALYSIS

This describes CLP’s major activities in Hong Kong, Australia, the Chinese mainland, Asia and Renewable Energy, as well as the Group’s financial results, funding and obligations during the first half of 2006.

Operational Performance

Electricity Business in Hong Kong

The Hong Kong economy maintained robust growth in the first quarter of 2006, supported by exports and local retail sales. With services contributing a high portion of GDP, increased energy efficiency awareness of electricity consumers and milder weather conditions in the period, local sales of electricity rose only moderately by 0.8% in the first half of the year over the same period in 2005.

An analysis of the local sales by sector during the period is as follows:

	Increase/(Decrease) Over 1st Half of 2005	Percentage of Total Local Sales

Residential	(1.6)%	23.0%
Commercial	5.1%	41.6%
Infrastructure & Public Services	(2.7)%	25.8%
Manufacturing	(1.0)%	9.6%

Affected by the weather conditions in the period and public awareness of energy conservation, the Residential Sector recorded a slight drop in sales. The apparent strong growth in the Commercial Sector was due to the improved economy and reclassification from the Infrastructure & Public Services (IPS) Sector of the accounts previously under the Hong Kong Housing Authority and now transferred to The Link Real Estate Investment Trust. In the IPS Sector, lower consumption was recorded for Public Services as a result of Government’s energy saving programme. For the Manufacturing Sector, the declining trend continued, but at a slower rate.

Supply to Guangdong Power Grid Corporation and Shekou remained relatively stable during the first half of 2006, compared to the same period in 2005. The combined sales to these two large mainland customers dropped slightly by 1.4%.

Total unit sales, which include both local sales and sales to the Mainland, rose by 0.5% compared to the corresponding half-year in 2005.

Towards the end of 2005, we announced that CLP’s tariffs to our Hong Kong customers would be frozen in 2006. There has been no tariff increase since 1998. Our customers continue to enjoy an average net tariff that remains the lowest in Hong Kong and amongst the lowest in metropolitan cities and open markets around the world.

In March, CLP submitted its formal response to Government’s Stage II Consultation on the future of Hong Kong’s electricity industry. In our response (which is available on our website at www.clpgroup.com) we expressed our support for Government’s policy objectives of reliable, safe, efficient and environmentally responsible energy supplies, at reasonable prices. However, we also expressed our strong and justified reservations about Government’s proposals in four major areas: environmental disincentives, unclear plans to migrate to a competitive market, inadequate incentives to encourage investment, and an unreasonably short duration of the future regulatory regime.

In May 2006, Government issued an information paper summarising the views received during the Stage II Consultation. These included over 17,000 written submissions from different sectors of the community and over 700 messages through the discussion forums on Government’s website. Many submissions were in line with our own views and there was a general consensus that reliability and safety of supply was vital and should be the key consideration in the future development of the electricity market. There were many reservations about the implications of introducing new supply sources from the Chinese mainland, as well as concerns that the proposed rate of return to the power companies, in a range of 7% to 11%, might be too low to attract continued investment and might affect supply reliability. There were also suggestions to provide incentives to encourage investment in emissions reduction facilities. The need for a stable and long term regulatory regime, in order to promote timely and adequate investment, is an important consideration which CLP has firmly and consistently emphasised in its contribution to the public debate on the future of our industry.

Investment in Hong Kong’s electricity infrastructure is necessary, substantial and continuous. For example, in the first half of 2006, in line with the Financial Plan approved by Government, CLP incurred HK$1.8 billion of capital expenditure on its transmission and distribution networks, in order to enhance supply quality and reliability, as well as providing for the demand created by residential and civil and social infrastructure development projects in our supply area.

In his Chairman’s Statement, Sir Michael Kadoorie has highlighted two major projects which CLP currently has in hand with a view to enhancing the operating and environmental performance of our generating capacity in Hong Kong – the Castle Peak ‘B’ Power Station Emissions Reduction Project and the LNG receiving terminal.

In respect of the Castle Peak ‘B’ Power Station Emissions Reduction Project, we have received and are evaluating tenders for demolition and plant re-location works and have issued the tenders for the provision of flue gas desulphurisation (FGD) equipment and Boiler Island equipment (mainly for nitrogen oxide removal).

With regard to the LNG receiving terminal, the EIA studies are scheduled for completion in August 2006. We have devoted substantial resources and efforts to engage the community regarding the importance of the timely provision of an LNG receiving terminal in meeting Hong Kong’s energy needs in an effective, reliable and clean way. Our activities have included briefings to legislators and district councillors, workshops with representatives of environmental groups, roundtable discussions with industry and academic experts, site visits by stakeholders to potential sites, and media briefings. Details of the project and our stakeholder engagement activities can be obtained through our project website at www.clpgroup.com/environment/lng or our telephone hotline at (852) 2678 8189.

Energy Business in Australia

TRUenergy has undergone a programme of organisational realignment aiming at integrating the Yallourn and MEB in order to achieve greater operating synergies. This process has progressed well with a number of organisational changes to increase the focus of the business on maintaining retail revenues and achieving greater customer responsiveness.

During the first half of 2006, CLP reached a settlement with Singapore Power in relation to certain matters regarding the purchase of the MEB in 2005. This settlement was treated as a purchase price adjustment.

In January 2006, there was a fire in the coal conveyor at Yallourn Power Station which resulted in an outage for units 1 and 2. The fire occurred during a time of high temperatures resulting in high electricity spot prices. Due to the efforts of Yallourn staff, the coal supply was restored within five days. At the same time, we were able to use the generation capacity available elsewhere in the TRUenergy portfolio to minimise the impact of the lost generation on our market position. This incident provided a clear illustration of the value of a portfolio of generating capacity in this market, as compared to reliance on a single asset.

The development of the 400MW combined-cycle gas-fired power station in Tallawarra in NSW is proceeding well. The Tallawarra project will provide 400MW of gas-fired combined-cycle capacity to the TRUenergy portfolio. Consistent with TRUenergy’s strategy of integrating generation and retail, this project will form a basis for the expansion of the retail business in NSW. The combined-cycle plant will use natural gas at high levels of energy efficiency and has a very low level environmental impact.

The relevant approvals have been obtained and the site is being prepared for construction. Notice to proceed was issued on the main engineering, procurement and construction contract in June 2006. The plant is scheduled to start operation in late 2008, in time for the summer peak in NSW.

Overall competition in the retail energy market continues to be aggressive, particularly in the Victorian gas and electricity mass markets. Our marketing and sales initiatives have been successful in ensuring that our own customer churn (that is, the percentage of customers switching suppliers) is better than the average market rates and, we anticipate, will allow us to maintain our current market share. Competition in other regions is continuing to increase, albeit at substantially lower levels than the Victorian market. We do not expect these competitive pressures to diminish in the short term.

Electricity Investments in the Chinese Mainland

The Guangdong Daya Bay Nuclear Power Station (GNPS), in which CLP holds a 25% stake, operated at a high capacity factor during the first half of the year, except for the period during which Unit 1 was shut down for the planned 10th year refuelling outage. During the outage, comprehensive statutory inspections of safety-related equipment were made and the results were found satisfactory. GNPS has achieved a good safety record throughout the period under review. The station was awarded first places in Industrial Safety and in Radiation Protection in the 2005 Safety Challenge Competition, which included all the nuclear power stations in France, sister plants to GNPS.

Elsewhere, coal supply and tariff management continued to be the primary focus of management attention in our joint ventures: Shandong Zhonghua Power Company, Ltd., CLP Guohua Power Company Limited and Guizhou CLP Power Company Limited. The coal supply situation has gradually improved and coal prices have started to stabilise, although they remain high. The coal supply to our joint ventures has been able to sustain generating requirements during the first six months of 2006, except for a short period early in the year when tight coal supply temporarily restricted generation at Anshun II Power Station in Guizhou.

Generating companies in the Mainland have been under financial pressure as a result of high coal prices. To alleviate this, the PRC authorities have announced the second round of coal price linked tariff adjustments in June 2006, following the first round implemented in May 2005.

Construction of the coal-fired Fangchenggang project in Guangxi is underway. The site has been formed and civil construction works are well advanced. The marine terminal for receiving coal deliveries is also under construction. Equipment for the 2 x 600MW generating units is being manufactured and components are being delivered to site. By the end of June 2006 equipment supply and construction costs representing 90% of the total projected contract values had been signed. The work remains on schedule to bring the first unit into operation by third quarter of 2007.

Electricity Investments in Other Countries in Asia

In March 2006 we announced the formation of a 50:50 strategic joint venture with Mitsubishi Corporation, called OneEnergy Limited. OneEnergy will draw on the combined expertise and capital of CLP and Mitsubishi to serve the region’s growing power needs. Mitsubishi’s local networks and relationships, as well as its experience in the independent power producer (IPP) business, are complementary to CLP’s strong skills and experience in project development, execution, construction and operation.

OneEnergy will operate in the Southeast Asia and Taiwan markets and will be the exclusive power sector investment vehicle in these markets for its two shareholders. The joint venture, which now holds the 22.4% interest in Electricity Generating Public Company Limited (EGCO) in Thailand, previously held by CLP, aims to expand elsewhere in Southeast Asia as suitable opportunities arise. CLP and Mitsubishi are also discussing the further injection into OneEnergy of their other assets in Southeast Asia and Taiwan.

Dialogue is continuing with EGCO and Electricity Generating Authority of Thailand (EGAT) regarding our position in EGCO, as well as EGCO’s role in future expansion of generation capacity in Thailand. We are also finalising discussions with EGCO on the injection of our interest in the BLCP power project into EGCO.

Construction of the coal-fired BLCP power plant, in which CLP owns a 50% share, is on schedule for commercial operation of the first unit in October 2006 and the second unit in early 2007. On completion, this project will make a substantial contribution to improving fuel diversity in the Thai electricity system. A separate joint venture, in which CLP owns 60%, is mobilised to take over operation and maintenance of the power plant upon commercial operation.

At the Ho-Ping power plant in Taiwan, in which CLP holds a 40% interest, repair work on unit 1, which suffered a turbine blade failure in December 2005, was completed in May. The unit is operating on reduced output until late 2006, when new turbine blades will be installed to restore the full machine capacity.

The Taiwan government has announced a new round of solicitation for IPPs, with priority placed on coal-fired generation in northern Taiwan to be commissioned in 2011. The existing Ho-Ping power plant site within the Ho-Ping industrial zone is strategically located to serve such requirements. Work on developing the expansion plan and securing related environmental approvals is in progress.

In India, Gujarat Paguthan Energy Corporation Private Limited (GPEC) has continued to operate at high levels of reliability and availability. There have been no new disputes on billing with the off-taker and payments have been made on time and in full so far this year. Our major concern at GPEC is the availability of natural gas, since the supply from some of the existing contracts is expected to start to decline next year. GPEC can run on naphtha, as an alternative to gas, but this is much more costly. We are attempting to identify alternative sources of gas prior to the wider availability of LNG and natural gas from India’s east coast, which we expect to emerge some years in the future. In the circumstances, the development of GPEC II power station is on hold, and will be reactivated when the prospects of obtaining gas at a competitive price have become firmer.

Renewable Energy

During the opening months of 2006 CLP has continued to move forward with its renewable energy activities, in line with the commitment made in our 2004 ‘Manifesto on Air Quality and Climate Change’ that energy from renewable sources should represent 5% of our total equity generating capacity by 2010.

The 27MW wind farm in Changdao, Shandong, in which CLP has a 45% share, commenced commercial operation on 1 May 2006. Erection of wind turbine generators has started at the 20MW wind farm in Weihai, Shandong. Negotiations are also in final stage on the wind turbine supply contract for the 45MW wind farm on Nanao Island.

In August 2006, CLP has further increased its stake in the Huaiji project from 75% to 84.9%. Comprising nine small hydro-electric power stations, Huaiji has a total generating capacity of 98.4MW. These environmentally friendly small hydro power stations together represent a substantial portion of the total generating capacity of Huaiji County.

In Hong Kong, wind data collection is in progress at two potential sites for a wind pilot demonstration project. Other development work, including environmental studies, is in progress, with a view to construction and commissioning taking place in 2007.

CLP is collaborating with a UK wind farm developer, Wind Prospect, in evaluating a potential 150-180MW offshore wind farm in waters off Sai Kung in Hong Kong. The EIA commenced with the receipt of study brief from the Government in May 2006. Stakeholder engagement is in progress with various government departments, Sai Kung District Council, rural committees and environmental groups.

Our Roaring 40s joint venture with Hydro Tasmania is carrying forward the construction of a 75MW wind farm at Woolnorth Studland Bay in Tasmania. Commissioning is planned for early 2007. This facility will complement Roaring 40s’ existing portfolio of wind power assets in Australia. In April Roaring 40s signed a co-operation agreement with Guohua Energy Investment Corporation. At the end of May, this framework led to agreement on the commercial arrangements for a wind power project near Rongcheng City in Shandong Province. This wind farm, with an operating capacity of 48.75MW, is scheduled for full commissioning in mid-2007.

In light of the Australian Federal Government’s decision not to increase the Mandatory Renewable Energy Target, which is crucial for new renewable energy projects to be economically viable, Roaring 40s has decided to halt development of two wind farms in Australia. Discussions are proceeding with the Federal Government as well as State Governments about alternative means to encourage the development of renewable energy projects in Australia.

Human Resources

As at 30 June 2006, the Group employed 6,251 staff (2005: 5,672), of whom 3,862 (2005: 3,829) were employed in the electricity business in Hong Kong and 2,035 (2005: 1,536) in energy businesses outside Hong Kong in Australia, the Chinese mainland and India. The increase was mainly due to the inclusion of employees in the Huaiji Project as a result of reclassification of Huaiji from a jointly controlled entity to a subsidiary of the Group after completion of a shareholding restructuring on 3 November 2005. Total remuneration for the six months ended 30 June 2006 was HK$1,516 million (2005: HK$1,223 million), of which HK$901 million (2005: HK$866 million) was for the Scheme of Control business. Of the total remuneration, retirement benefit costs amounted to HK$123 million (2005: HK$100 million).

Safety

There were no reported disabling injury incidents in our Hong Kong electricity business in the first six months of 2006. The resulting disabling injury incidence rate (DIIR) of 0.00 compared favourably with the performance during 2005 (0.16). However, maintaining a good safety record demands constant vigilance and attention by all concerned. We are continuing with a series of safety enhancement initiatives and other cultural improvement processes aimed at reinforcing our employees’ attitudes towards safety at work.

There were no reported disabling injury incidents for staff at GPEC, Ho-Ping, Torrens Island and Iona Gas Storage during the first six months. Two reportable incidents took place at Yallourn Power Station. A DIIR of 0.00 was maintained at GPEC, Ho-Ping, Torrens Island and Iona during the current year, whereas the DIIR was 2.04 for Yallourn due to two incidents. Safety enhancement initiatives were continued at all stations.

There was a fatal accident involving an employee of a contractor working at the site of the BLCP Project in February this year. A thorough investigation has been undertaken and the necessary measures have been taken with the contractors to strengthen safety management.

Environment

CLP’s environmental performance is overseen by the Social, Environmental & Ethics (SEE) Committee of the Board of Directors, which was established in October 2005.

The Social and Environmental Report (SER) 2005 focused on four major environmental issues for CLP and our stakeholders: air quality, climate change, renewable energy and energy efficiency and conservation.

Air Quality

CLP is committed to do our share to reduce emissions from Hong Kong sources. The construction of an LNG receiving terminal in Hong Kong, and a retrofit of our coal plant at Castle Peak with FGD and other controls (see above) are examples of the major investments that we are preparing to make in order to meet this commitment.

The use of ultra-low sulphur coal, branded as “Envirocoal”, has contributed to a significant reduction of sulphur dioxide. We continue to procure low sulphur coal for the Castle Peak Power Station and are seeking further opportunities with our committed coal suppliers to provide lower sulphur coal where possible.

Climate Change and Renewable Energy

In the 2005 SER, we published our climate strategy statement to the public for the first time. Our strategy relies on a high level of transparency in managing and reporting our greenhouse gas emissions.

In addition to publishing our greenhouse emissions in the 2005 SER, CLP submitted its response to the Carbon Disclosure Project 4 (CDP4) in June 2006. CLP is the only Hong Kong-based company that has participated in CDP since its inception. This year’s response featured our new climate strategy, an overview of the business impact of existing and possible future climate-related regulations, our communications with stakeholders about the risks and opportunities from greenhouse gas emissions and climate change, and total expenditures for fossil fuels. Our full response is available on our Group website, and will also be available through the CDP website.

CLP’s climate strategy also includes the target to increase the capacity for renewable energy in our portfolio to 5% by 2010. In 2005, we increased our share from less than 0.5% to 1.4% and, as at 30 June 2006, this represented 1.7%. The status of our renewable energy portfolio and the steps we are taking to continue to expand our activities in this area are explained above.

Energy Efficiency and Conservation

CLP has a long-standing commitment to energy efficiency and conservation.

In June 2006, CLP launched a series of “Go Greening” initiatives, including a pledge to plant 30,000 trees over the next three years in Tai Lam Country Park in Fu Tei, Tuen Mun. In addition, trees and scrubs will be planted on the rooftop of a CLP substation facility in Lai Chi Kok to create a “Sky Woodland” both to enhance the visual amenity of the substation and help conserve energy.

In Hong Kong, through our longstanding “Powerwise” programme, together with community events, seminars and advisory support, we continue to promote energy efficiency and conservation to the public. A particularly successful initiative was our collaboration with non-governmental organisations on the safe and smart use of energy to support achieving a greener and cleaner indoor environment at homes for the elderly. In July, CLP joined the “Energy Conservation Charter 2006 – Suitable Room Temperature” organised by Hong Kong Government’s Environmental Protection Department with a pledge to save energy in the working environment and adhere to the principle of “Use if Required, Save if Possible”.

Conservation applies to water as well as energy. We have a successful track record of water conservation projects at our facilities. Our most recent water conservation project was launched by TRUenergy in April 2006. The A$300,000 upgrade to the onsite water treatment facilities at the Torrens Island Power Station in South Australia will reduce wastewater discharge by 90% after completion of the project. The upgrade will deliver significant environmental and operating improvements and will also improve the power station’s reliability in times of peak demand.

Financial Performance

The financial information set out in this announcement represents an extract from the condensed consolidated interim accounts, which are unaudited but have been reviewed by the Group’s Audit Committee and external auditors PricewaterhouseCoopers whose unmodified review report is included in the Interim Report to be sent to shareholders.

Condensed Consolidated Income Statement

		(Unaudited) 6 months ended 30 June
	Note	2006 HK$M	2005 HK$M	Increase %
			(Restated )

Revenue	5,6	21,412	16,361	30.9

Expenses
Purchases of electricity, gas and distribution services	3	(9,583)	(6,453)
Staff expenses		(908)	(665)
Fuel and other operating costs		(2,524)	(1,989)
Depreciation and amortisation		(2,427)	(2,067)

		(15,442)	(11,174)

Other gain	4	291	—

Operating profit	6,7	6,261	5,187	20.7

Finance costs	8	(2,419)	(2,072)
Finance income	8	242	251
Share of results, net of tax
jointly controlled entities		1,362	1,664
associated companies		112	51

Profit before taxation		5,558	5,081

Taxation	9	(575)	(470)

Profit after taxation		4,983	4,611
Minority interest		(8)	—

Earnings attributable to shareholders	10	4,975	4,611	7.9

Dividends	11
First interim paid		1,204	1,156
Second interim proposed		1,204	1,156

		2,408	2,312

Earnings per share, basic and diluted, HK$	12	2.07	1.91

Dividends per share, HK$	11
First interim paid		0.50	0.48
Second interim proposed		0.50	0.48

		1.00	0.96

Condensed Consolidated Balance Sheet

		(Unaudited )
	Note	30 June 2006 HK$M	31 December 2005 HK$M
			(Restated )

Non-current assets
Fixed assets	13	82,492	79,518
Leasehold land and land use rights	13	2,208	2,233
Goodwill and other intangible assets	14	6,905	6,930
Interests in jointly controlled entities		18,799	16,661
Interests in associated companies		7	1,697
Finance lease receivables	15	2,519	2,652
Deferred tax assets		2,461	2,537
Derivative instruments		228	260
Other non-current assets		161	506

		115,780	112,994

Current assets
Inventories – stores and fuel		570	596
Trade and other receivables	16	7,005	6,524
Finance lease receivables	15	158	165
Derivative instruments		891	1,302
Bank balances, cash and other liquid funds		2,123	2,041

		10,747	10,628

Current liabilities
Customers’ deposits		(3,353)	(3,308)
Trade and other payables	17	(6,078)	(6,079)
Taxation payable		(572)	(376)
Bank loans and other borrowings	18	(4,705)	(3,508)
Obligations under finance leases	19	(1,912)	(1,803)
Derivative instruments		(829)	(1,134)

		(17,449)	(16,208)

Net current liabilities		(6,702)	(5,580)

Total assets less current liabilities		109,078	107,414

Financed by:
Equity
Share capital		12,041	12,041
Share premium		1,164	1,164
Reserves
Proposed dividends		1,204	2,264
Others		37,576	34,816

Shareholders’ funds		51,985	50,285
Minority interest		120	111

		52,105	50,396

Non-current liabilities
Bank loans and other borrowings	18	24,877	25,883
Obligations under finance leases	19	21,570	19,694
Deferred tax liabilities		5,722	5,579
Derivative instruments		432	444
Fuel clause account		91	323
Scheme of Control (SoC) reserve accounts		3,413	4,174
Other non-current liabilities		868	921

		56,973	57,018

Equity and non-current liabilities		109,078	107,414

Notes:

1.	General Information

The Company, CLP Holdings Limited, and its subsidiaries are collectively referred to as the Group in the condensed consolidated interim accounts whilst its jointly controlled entities and associated companies are collectively referred to as affiliated companies. The principal activity of the Company is investment holding whilst the principal activities of the subsidiaries are the generation and supply of electricity in Hong Kong, Australia and India, and investment holding of power projects in the Chinese mainland and other countries in Asia.

The financial operations of the Company’s major subsidiary, CLP Power Hong Kong Limited (CLP Power Hong Kong), and its jointly controlled entity, Castle Peak Power Company Limited (CAPCO), are governed by a Scheme of Control (SoC) Agreement entered into with the Hong Kong Government. Our electricity business in Hong Kong is therefore also referred to as the SoC business.

The current SoC Agreement will expire on 30 September 2008. The Hong Kong Government is in the process of formulating a framework for the post-2008 regulatory regime. The final post-2008 regulatory framework will be subject to negotiation and agreement between CLP Power Hong Kong and the Government. The Group considers that there will not be any impairment to the fixed and other assets recognised under the existing SoC.

The condensed consolidated interim accounts have been approved for issue by the Board of Directors on 15 August 2006.

2.	Basis of Preparation and Changes in Accounting Policies

The unaudited condensed consolidated interim accounts have been prepared in accordance with Hong Kong Accounting Standard (HKAS) 34 “Interim Financial Reporting” issued by the Hong Kong Institute of Certified Public Accountants.

The accounting policies used in the preparation of this condensed consolidated interim accounts are consistent with those set out in the Annual Report 2005, except for the adoption of the new Hong Kong Financial Reporting Standards (HKFRS)—Interpretation 4 “Determining whether an Arrangement contains a Lease”, which is effective for accounting periods commencing on or after 1 January 2006.

The adoption of HKFRS-Interpretation 4 in 2006 has impacted the accounting for a number of contractual arrangements on electricity supply and power purchase that the Group’s affiliates have entered into. After assessment of these arrangements, some of them have been determined to contain terms that should be accounted for as finance leases in accordance with HKAS 17 “Leases”. One subsidiary which was previously accounted for as a purchaser of electricity has become a lessee, and another subsidiary, together with a number of joint ventures, which were previously accounted for as electricity sellers have become lessors. For finance lease accounting, a lessee has to capitalise the leased assets in its books and at the same time recognise its obligations at amounts equal to the fair value of the leased assets or, if lower, the present value of future minimum lease payments. For a lessor under a finance lease, leased assets are recognised as lease receivables at an amount equal to the net investment in the lease.

Set out below is the effect of adopting this new interpretation on the prior year’s financial results and position.

2.	Basis of Preparation and Changes in Accounting Policies (continued)

The 2005 comparatives (originally shown in the Consolidated Profit and Loss Account for the six months ended 30 June 2005 published on 23 August 2005 and the Consolidated Balance Sheet as at 31 December 2005 published on 28 February 2006) have been amended as a result of:

i)	the adoption of the new HKFRS-Interpretation 4, in accordance with the transitional provisions specified therein; and

ii)	the adjustment to the purchase consideration and the valuation of intangible assets relating to the acquisition of the merchant energy business division (MEB) of SPI Australia Group in 2005.

Consolidated Profit and Loss Account (for 6 months to 30 June 2005)		Adjustments to comparatives
	As previously stated HK$M	Lease accounting HK$M	Restated HK$M

Revenue	16,626	(265)	16,361

Expenses
Purchase of electricity, gas and distribution services	(8,613)	2,160	(6,453)
Staff expenses	(665)	—	(665)
Fuel and other operating costs	(1,976)	(13)	(1,989)
Depreciation and amortisation	(1,359)	(708)	(2,067)

	(12,613)	1,439	(11,174)

Operating profit	4,013	1,174	5,187
Finance costs	(725)	(1,347)	(2,072)
Finance income	63	188	251
Share of results, net of tax
jointly controlled entities	1,614	50	1,664
associated companies	79	(28)	51

Profit before taxation	5,044	37	5,081
Taxation	(467)	(3)	(470)

Earnings attributable to shareholders	4,577	34	4,611

2.	Basis of Preparation and Changes in Accounting Policies (continued)

Consolidated Balance Sheet		Adjustments to comparatives
(as at 31 December 2005)	As previously stated HK$M	Lease accounting HK$M	Purchase(a) consideration HK$M	Restated HK$M

Non-current assets
Fixed assets	60,815	18,703	—	79,518
Leasehold land and land use rights	2,234	(1)	—	2,233
Goodwill and other intangible assets (Note 14)	7,949	—	(1,019)	6,930
Interests in jointly controlled entities	16,519	142	—	16,661
Interests in associated companies	1,641	56	—	1,697
Finance lease receivables	—	2,652	—	2,652
Deferred tax assets	2,537	—	—	2,537
Derivative instruments	260	—	—	260
Other non-current assets	506	—	—	506

	92,461	21,552	(1,019)	112,994

Current assets
Inventories – stores and fuel	596	—	—	596
Trade and other receivables	5,505	—	1,019	6,524
Finance lease receivables	—	165	—	165
Derivative instruments	1,302	—	—	1,302
Bank balances, cash and other liquid funds	2,041	—	—	2,041

	9,444	165	1,019	10,628

Current liabilities
Customers’ deposits	(3,308)	—	—	(3,308)
Trade and other payables	(6,079)	—	—	(6,079)
Taxation payable	(376)	—	—	(376)
Bank loans and other borrowings	(3,508)	—	—	(3,508)
Obligations under finance leases	—	(1,803)	—	(1,803)
Derivative instruments	(1,134)	—	—	(1,134)

	(14,405)	(1,803)	—	(16,208)

Net current (liabilities)/assets	(4,961)	(1,638)	1,019	(5,580)

Total assets less current liabilities	87,500	19,914	—	107,414

Financed by:
Equity
Share capital	12,041	—	—	12,041
Share premium	1,164	—	—	1,164
Reserves
Proposed dividends	2,264	—	—	2,264
Others	34,690	126	—	34,816

Shareholders’ funds	50,159	126	—	50,285
Minority interest	111	—	—	111

	50,270	126	—	50,396

Non-current liabilities
Bank loans and other borrowings	25,883	—	—	25,883
Obligations under finance leases	—	19,694	—	19,694
Deferred tax liabilities	5,472	107	—	5,579
Derivative instruments	444	—	—	444
Fuel clause account	323	—	—	323
SoC reserve accounts	4,174	—	—	4,174
Other non-current liabilities	934	(13)	—	921

	37,230	19,788	—	57,018

Equity and non-current liabilities	87,500	19,914	—	107,414

Note (a):	The acquisition of the MEB from an affiliate of Singapore Power Limited occurred in May 2005. A claim was lodged with this affiliated company prior to the end of 2005. Settlement was reached in April 2006, resulting in a reduction in the purchase consideration which has been reflected as a reduction in goodwill.

3.	Purchase of Electricity, Gas and Distribution Services

These expenses are made up of:

	6 months ended 30 June
	2006 HK$M	2005 HK$M

Purchase of electricity, gas and distribution services	5,892	2,961
Lease and service charges	3,691	3,492

	9,583	6,453

Following the adoption of lease accounting by the Group, certain elements of the payments by CLP Power Hong Kong to CAPCO under the electricity supply contract have now been accounted for as lease and service payments.

4.	Formation of OneEnergy

On 22 March 2006, the Group and Mitsubishi Corporation of Japan formed a jointly controlled entity called OneEnergy Limited (OneEnergy) for the purpose of acquiring interests in and developing and operating power generation businesses in Southeast Asia and Taiwan. The Group’s interest of 22.4% in Electricity Generating Public Company Limited (EGCO) of Thailand was injected into OneEnergy. The gain arising from the formation of OneEnergy amounted to HK$291 million.

5.	Revenue

An analysis of the Group’s revenue for the period is as follows:

	6 months ended 30 June
	2006 HK$M	2005 HK$M

Sales of electricity	18,590	14,908
Lease and service charges received	778	669
Sales of gas	1,379	313
Other revenue	177	133

	20,924	16,023
Transfer from Development Fund (A)	488	338

	21,412	16,361

(A)	Pursuant to the SoC Agreement, if the gross tariff revenue in Hong Kong in any year exceeds or is less than the total of the operating costs, permitted return and taxation charges, such excess shall be added to, or such deficiency shall be deducted from, the Development Fund.

6.	Segment Information

The Group operates, through its subsidiaries, jointly controlled entities and associated companies, in four major geographical regions - Hong Kong, Australia, the Chinese mainland and other countries in Asia. Information about the Group’s operations by geographical region is as follows:

	Hong Kong HK$M	Australia HK$M		Chinese Mainland HK$M		Other Countries in Asia HK$M	Unallocated Items HK$M	Total HK$M

6 months ended 30 June 2006
Revenue	14,061	6,502	(a)	49		799	1	21,412

Segment results	5,227	621		(21)		517	(83)	6,261
Share of results, net of tax
jointly controlled entities	791	5		501	(b)	65	—	1,362
associated companies	—	2		—		110	—	112

Profit/(Loss) before financing and taxation	6,018	628		480		692	(83)	7,735
Finance costs								(2,419)
Finance income								242
Taxation								(575)
Minority interest								(8)

Earnings for the period								4,975

Capital additions	4,855	422		2		4	1	5,284
Depreciation and amortisation	1,976	429		18		3	1	2,427

As at 30 June 2006
Segment assets	5,418	10,878		307		6,085	80	22,768
Owned and leased assets	67,394	14,413		653		24	8	82,492
Interests in
jointly controlled entities	7,228	1,117		6,630		3,824	—	18,799
associated companies	—	7		—		—	—	7
Tax assets	—	2,421		40		—	—	2,461

Consolidated total assets	80,040	28,836		7,630		9,933	88	126,527

Segment liabilities	10,432	4,358		83		109	82	15,064
Obligation under finance leases	23,468	14		—		—	—	23,482
Bank loans and other borrowings	12,319	9,678		225		1,265	6,095	29,582
Tax liabilities	5,686	137		23		448	—	6,294

Consolidated total liabilities	51,905	14,187		331		1,822	6,177	74,422

Notes:

(a)	About 38% of the revenues from the retail sales of electricity and gas in Australia have to be paid as network charges to third party network operators.

(b)	Out of the HK$501 million, HK$347 million was attributed to investments in Guangdong Nuclear Power Joint Venture Company, Limited (GNPJVC) and Hong Kong Pumped Storage Development Company, Limited (PSDC), whose generating facilities serve Hong Kong.

6.	Segment Information (continued)

(Restated)	Hong Kong HK$M	Australia HK$M	Chinese Mainland HK$M		Other Countries in Asia HK$M	Unallocated Items HK$M	Total HK$M

6 months ended 30 June 2005
Revenue	13,704	1,968	—		689	—	16,361

Segment results	4,919	445	(37)		(66)	(74)	5,187
Share of results, net of tax
jointly controlled entities	931	—	563	(a)	170	—	1,664
associated companies	—	—	—		51	—	51

Profit/(Loss) before financing and taxation	5,850	445	526		155	(74)	6,902
Finance costs							(2,072)
Finance income							251
Taxation							(470)

Earnings for the period							4,611

Capital additions	5,088	261	—		6	—	5,355
Depreciation and amortisation	1,793	269	1		3	1	2,067

As at 31 December 2005
Segment assets	5,013	12,374	255		5,492	75	23,209
Owned and leased assets	64,621	14,196	661		32	8	79,518
Interests in
jointly controlled entities	7,092	1,093	6,888		1,588	—	16,661
associated companies	—	5	—		1,692	—	1,697
Tax assets	—	2,504	33		—	—	2,537

Consolidated total assets	76,726	30,172	7,837		8,804	83	123,622

Segment liabilities	11,287	4,271	150		598	77	16,383
Obligation under finance leases	21,484	13	—		—	—	21,497
Bank loans and other borrowings	11,528	11,108	228		1,236	5,291	29,391
Tax liabilities	5,466	133	27		329	—	5,955

Consolidated total liabilities	49,765	15,525	405		2,163	5,368	73,226

Note (a):	Out of the HK$563 million, HK$431 million was attributed to investments in GNPJVC and PSDC, whose generating facilities serve Hong Kong.

No business analysis is shown as substantially all the principal activities of the Group are for the generation and supply of electricity. The SoC business accounted for approximately 100% of the Group’s revenue and segment results in Hong Kong for the period ended 30 June 2006.

7.	Operating Profit

Operating profit is stated after charging/(crediting) the following:

	6 months ended 30 June
	2006 HK$M	2005 HK$M

Charging
Staff costs (A)
Salaries and other costs	1,039	800
Retirement benefits costs	91	68
Lease and service charges from CAPCO	3,691	3,492
Lease expenditure for long-term hedge agreement with Ecogen	105	—
Net loss on disposal of fixed assets	8	33
Other net fair value losses/(gains) on derivative instruments
Transactions not qualifying as hedges	80	(7)
Other net exchange losses	—	24

Crediting
Other net fair value gains on derivative instruments
Cash flow hedges, transfer from equity	(44)	(68)
Lease and service charges received	(778)	(669)
Net rental income from properties	(6)	(7)
Gain on formation of OneEnergy	(291)	—

(A)	Staff costs include amounts recharged to jointly controlled entities for services provided.

8.	Finance Costs and Income

	6 months ended 30 June
	2006 HK$M	2005 HK$M

Finance costs:
Interest expenses on bank loans and overdrafts	458	341
other borrowings
- wholly repayable within five years	49	82
- not wholly repayable within five years	280	100
Development Fund and special provision account (A)	133	120
customers’ deposits and others	53	30
Subscription interest on outstanding purchase consideration on renewable projects	19	—
Finance charges under finance leases	1,533	1,360
Other finance charges	27	20
Fair value losses on derivative instruments
Cash flow hedges, transfer from equity	1	174
Transactions not qualifying as hedges	2	—
Hedging costs and exchange losses/(gains)	4	(2)

	2,559	2,225
Less: amount capitalised	(140)	(153)

	2,419	2,072

Finance income:
Interest income on short-term investments and bank deposits	69	62
advance to a jointly controlled entity	1	1
Finance income under finance leases	172	188

	242	251

(A)	In accordance with the provisions of the SoC Agreement, CLP Power Hong Kong is required to credit, to a Rate Reduction Reserve in its accounts, a charge of 8% per annum on the sum of the average balances of the Development Fund and special provision account.

9.	Taxation

Taxation in the condensed consolidated income statement represents the taxation of the Company and subsidiaries and is analysed below:

	6 months ended 30 June
	2006 HK$M	2005 HK$M

Current income tax
Hong Kong	346	418
Outside Hong Kong	32	14

	378	432

Deferred income tax
Hong Kong	130	125
Outside Hong Kong	67	(87)

	197	38

	575	470

Hong Kong profits tax has been provided at the rate of 17.5% (2005: 17.5%) on the estimated assessable profits for the period. Taxation on profits assessable outside Hong Kong has been provided at the rates prevailing in the respective jurisdictions.

10.	Earnings Attributable to Shareholders

The following analysis of earnings is outside the requirements of HKFRSs and is included to give further information to investors on the source of the Group earnings:

	6 months ended 30 June
	2006		2005
	HK$M	HK$M	HK$M	HK$M

Electricity business in Hong Kong		3,573		3,510
Electricity sales to Chinese mainland from Hong Kong	55		63
Generating facilities in Chinese mainland serving Hong Kong (GNPJVC and PSDC)	347		431
Other power projects in Chinese mainland	106		95
Energy business in Australia	287		(8)
Electricity business in India	371		279
Power projects in other countries in Asia	142		185
Renewable energy business	(25)		4
Other businesses	(6)		(5)

	1,277		1,044
Gain on formation of OneEnergy	291		—

Earnings from other activities		1,568		1,044
Unallocated net finance costs		(122)		(43)
Unallocated Group expenses		(83)		(74)

Total operating earnings		4,936		4,437
Hok Un redevelopment profit		39		174

Earnings attributable to shareholders		4,975		4,611

11.	Dividends

	6 months ended 30 June
	2006		2005
	HK$ per share	HK$M	HK$ per share	HK$M

First interim dividend paid	0.50	1,204	0.48	1,156
Second interim dividend proposed	0.50	1,204	0.48	1,156

	1.00	2,408	0.96	2,312

At the Board meeting held on 15 August 2006, the Directors declared the second interim dividend of HK$0.50 per share. The second interim dividend is not reflected as a dividend payable in the accounts, but as a separate component of the shareholders’ funds for the period ended 30 June 2006.

12.	Earnings per Share

The prescribed earnings per share includes Hok Un redevelopment profit and is computed as follows:

	6 months ended 30 June
	2006	2005

Earnings for the period (HK$M)	4,975	4,611

Weighted average number of shares in issue (thousand shares)	2,408,246	2,408,246

Earnings per share (HK$)	2.07	1.91

To enable investors to understand better the Group’s results, an additional earnings per share figure, excluding the Hok Un redevelopment profit, is provided below:

	6 months ended 30 June
	2006	2005
	HK$M	HK$M

Earnings for the period	4,975	4,611
Less: Hok Un redevelopment profit	(39)	(174)

Earnings excluding Hok Un redevelopment profit	4,936	4,437

Earnings per share excluding Hok Un redevelopment profit (HK$)	2.05	1.84

Fully diluted earnings per share is not included as the Company did not have any diluting equity instruments as at 30 June 2006 (2005: nil).

13.	Fixed Assets, Leasehold Land and Land Use Rights

Fixed assets, leasehold land and land use rights totalled HK$84,700 million (December 2005: HK$81,751 million). Movements in the accounts are as follows:

(A) Fixed Assets

	Freehold Land and Buildings		Plant, Machinery and Equipment
	Owned	Leased	Owned	Leased	Total
	HK$M	HK$M	HK$M	HK$M	HK$M

Net book value, as at 1 January 2005
- as previously reported	6,002	—	49,506	—	55,508
- adjustment on adoption of finance lease accounting	(152)	5,389	(3,055)	14,828	17,010

- as restated	5,850	5,389	46,451	14,828	72,518

Acquisition of a subsidiary	533	—	1,181	1,936	3,650
Additions	572	—	5,176	3,226	8,974
Transfers and disposals	(75)	(136)	(143)	30	(324)
Depreciation charge	(195)	(248)	(2,734)	(1,466)	(4,643)
Exchange differences	(3)	—	(564)	(90)	(657)

Net book value, as at 31 December 2005	6,682	5,005	49,367	18,464	79,518

Cost	8,677	9,334	72,540	35,215	125,766
Accumulated depreciation	(1,995)	(4,329)	(23,173)	(16,751)	(46,248)

Net book value, as at 31 December 2005	6,682	5,005	49,367	18,464	79,518

Net book value, as at 1 January 2006	6,682	5,005	49,367	18,464	79,518
Additions	204	223	2,157	2,700	5,284
Transfers and disposals	15	—	(117)	(39)	(141)
Depreciation charge	(104)	(127)	(1,260)	(820)	(2,311)
Exchange differences	7	—	117	18	142

Net book value, as at 30 June 2006	6,804	5,101	50,264	20,323	82,492

Cost	8,889	9,556	74,635	37,888	130,968
Accumulated depreciation	(2,085)	(4,455)	(24,371)	(17,565)	(48,476)

Net book value, as at 30 June 2006	6,804	5,101	50,264	20,323	82,492

The above leased assets include:

(a)	CAPCO’s operational generating plants and associated fixed assets for the generation of electricity supply to CLP Power Hong Kong under the Electricity Supply Contract between the two parties, following the adoption of HKFRS – Interpretation 4. The net book value of these leased assets amounted to HK$23,602 million as at 30 June 2006 (HK$21,624 million in the restated figures as at 31 December 2005); and

13.	Fixed Assets, Leasehold Land and Land Use Rights (continued)

(b)	Leased generating plants for our electricity business in Australia held under agreements which are treated as finance leases. The net book value of these leased assets as at 30 June 2006 was HK$1,821 million.

(B)	Leasehold Land and Land Use Rights

	30 June 2006 HK$M	31 December 2005 HK$M

Net book value, at beginning of period/year
- as previously restated/reported	2,233	2,240
- adjustment on adoption of finance lease accounting	—	(1)

- as restated	2,233	2,239
Acquisition of a subsidiary	—	43
Additions	1	2
Transfers and disposals	—	(2)
Amortisation charge	(26)	(49)

Net book value, at end of period/year	2,208	2,233

Cost	2,340	2,339
Accumulated amortisation	(132)	(106)

Net book value, at end of period/year	2,208	2,233

Leasehold land is mainly held under medium to long term leases (i.e. over 10 years) in Hong Kong. The SoC Agreement considers leasehold land as one type of fixed assets on which permitted return is earned.

14.	Goodwill and other Intangible Assets

	Goodwill		Negative Goodwill	Net Balance	Other Intangible Assets	Total
	HK$M		HK$M	HK$M	HK$M	HK$M

2006
Net carrying value, as at 1 January	5,513		—	5,513	1,417	6,930
Amortisation charge	—		—	—	(91)	(91)
Exchange differences	52		—	52	14	66

Net carrying value, as at 30 June	5,565		—	5,565	1,340	6,905

Cost	5,565		—	5,565	1,495	7,060
Accumulated amortisation	—		—	—	(155)	(155)

Net carrying value, as at 30 June	5,565		—	5,565	1,340	6,905

2005
Net carrying value, as at 1 January
- as previously reported	24		(1,046)	(1,022)	—	(1,022)
- derecognition of negative goodwill	—		1,046	1,046	—	1,046

- as restated	24		—	24	—	24
Acquisition of a subsidiary	5,817	(a)	—	5,817	1,545 (a)	7,362
Amortisation charge	—		—	—	(66)	(66)
Exchange differences	(328)		—	(328)	(62)	(390)

Net carrying value, as at 31 December	5,513		—	5,513	1,417	6,930

Cost	5,513		—	5,513	1,481	6,994
Accumulated amortisation	—		—	—	(64)	(64)

Net carrying value, as at 31 December	5,513		—	5,513	1,417	6,930

Other intangible assets include contracted customers and a lease arrangement under the long-term hedge agreement with Ecogen which arose from the acquisition of the MEB at the end of May 2005. The MEB is considered as a cash-generating unit of the Group during 2006.

Contracted customers and the lease premium are amortised on a straight-line basis over a period of 6 and 14 years respectively.

Note (a):	A review of the valuation of contracted customers in Australia resulted in a reallocation of HK$185 million from goodwill to intangible assets; together with the adjustment in the purchase consideration for the MEB, total goodwill at 31 December 2005 was decreased by HK$1,204 million.

15.	Finance Lease Receivables

	Minimum lease payments		Present value of minimum lease payments
	30 June 2006	31 December 2005	30 June 2006	31 December 2005
	HK$M	HK$M	HK$M	HK$M

Amounts receivable under finance leases:
Within one year	485	508	158	165
Later than one year and not later than five years	1,809	2,302	704	893
After five years	3,081	2,934	1,815	1,759

	5,375	5,744	2,677	2,817

Less: unearned finance income	(2,698)	(2,927)

Present value of minimum lease payments receivable	2,677	2,817

Analysed as:
Current finance lease receivables (recoverable within 12 months)			158	165
Non-current finance lease receivables (recoverable after 12 months)			2,519	2,652

			2,677	2,817

The effective interest rate of the finance lease receivables was based on the interest rate implicit in the lease.

16.	Trade and Other Receivables

	30 June 2006	31 December 2005
	HK$M	HK$M

Trade receivables (aging analysis is shown below)	5,799	4,541
Deposits and prepayments	881	872
Other receivables	—	1,019
Dividends receivable from jointly controlled entities	313	87
Current accounts with jointly controlled entities	12	5

	7,005	6,524

Trade and other receivables attributed to overseas subsidiaries amounted to HK$3,643 million (December 2005: HK$3,257 million).

The Group has established credit policies for customers in each of its core businesses. The credit term for trade receivables ranges from 15 to 60 days.

The aging analysis of the trade receivables, after provisions, is as follows:

	30 June 2006	31 December 2005
	HK$M	HK$M

Below 30 days (including amount not yet due)	5,530	4,350
31-60 days	56	68
61-90 days	69	43
Over 90 days	144	80

	5,799	4,541

17.	Trade and Other Payables

	30 June 2006	31 December 2005
	HK$M	HK$M

Trade payables (aging analysis is shown below)	2,939	3,116
Other payables and accruals	1,342	1,395
Current accounts with jointly controlled entities (A)	1,340	1,127
Amount due to a jointly controlled entity (B)	457	441

	6,078	6,079

(A)	Of the amount due to the jointly controlled entities, HK$1,071 million (December 2005: HK$912 million) was due to CAPCO.

(B)	The amount represents the unpaid portion of the subscription price to Roaring 40s Renewable Energy Pty Ltd. Pursuant to the Subscription Agreement, the Group is obliged to pay for share capital of A$117 million by 2008 plus a pre-subscription interest fee of A$2 million. A contribution of A$40 million (approximately HK$236 million) was made in October 2005, with the outstanding amount bearing interest of 6.11% to be repayable on demand.

The aging analysis of the trade payables is as follows:

	30 June 2006	31 December 2005
	HK$M	HK$M

Below 30 days (including amount not yet due)	2,894	3,082
31-60 days	7	—
61-90 days	3	2
Over 90 days	35	32

	2,939	3,116

18.	Bank Loans and Other Borrowings

Total borrowings in the condensed consolidated balance sheet are analysed as follows:

	Current		Non-Current		Total
	30 June 2006	31 December 2005	30 June 2006	31 December 2005	30 June 2006	31 December 2005
	HK$M	HK$M	HK$M	HK$M	HK$M	HK$M

Short-term loans	2,200	867	—	—	2,200	867
Long-term bank loans	2,505	301	14,592	16,447	17,097	16,748
Other long-term borrowings	—	2,340	10,285	9,436	10,285	11,776

Bank loans and other borrowings	4,705	3,508	24,877	25,883	29,582	29,391

During the six months ended 30 June 2006, the Group issued HK$1 billion of fixed rate notes under the Medium Term Note Programme to support the capital requirements of the electricity business in Hong Kong. The Group’s bank loans and other borrowings were repayable as follows:

	Bank Loans		Other Borrowings		Total
	30 June 2006	31 December 2005	30 June 2006	31 December 2005	30 June 2006	31 December 2005
	HK$M	HK$M	HK$M	HK$M	HK$M	HK$M

Within one year	4,705	1,168	—	2,340	4,705	3,508
Between one and two years	495	2,440	—	—	495	2,440
Between two and five years	13,635	13,847	—	—	13,635	13,847
After five years	462	160	10,285	9,436	10,747	9,596

	19,297	17,615	10,285	11,776	29,582	29,391

Bank loans and other borrowings totalling HK$11,168 million (December 2005: HK$12,572 million) were attributed to overseas subsidiaries and are non-recourse to the Company. Of these, secured loans for GPEC and Huaiji amounted to HK$629 million (December 2005: HK$575 million) and HK$225 million (December 2005: HK$228 million) respectively. Bank loans for GPEC are secured by fixed and floating charges over its assets while for Huaiji, they are secured by fixed assets and land use rights. Collateralised borrowings for GPEC are secured by trade receivables.

The carrying amounts of loans and borrowings approximate their fair values. The fair value of long-term borrowings is determined using the expected future payments discounted at market interest rates prevailing at the period end.

Loans and borrowings of the Group are predominantly in HK$ or AUD. The effective interest rates at the balance sheet date were as follows:

	30 June 2006		31 December 2005
	HK$	AUD	HK$	AUD

Fixed rate loans and loans swapped to fixed rates	4.2% - 6.2%	6.3% - 6.6%	4.2% - 7.1%	6.3% - 6.6%
Variable rate loans and loans swapped from fixed rates	4.1% - 5.3%	6.4% - 6.7%	4.3% - 5.0%	6.1% - 6.4%

As at 30 June 2006, the Group has undrawn bank loan and overdraft facilities of HK$11,346 million (December 2005: HK$13,152 million).

19.	Obligations under Finance Leases

Following the adoption of HKFRS - Interpretation 4, the Group has commitments under the finance lease arrangement with CAPCO in respect of the operational generating plants and associated fixed assets. Together with the acquisition of the MEB on 31 May 2005, the Group had obligations under finance leases repayable as follows:

	30 June 2006	31 December 2005
	HK$M	HK$M

Minimum lease payments
not later than one year	4,878	4,601
later than one year and not later than five years	16,598	15,396
later than five years	29,626	25,614

	51,102	45,611
Future interest expenses on finance leases	(27,620)	(24,114)

Present value of minimum lease payments	23,482	21,497

Present value of minimum lease payments
not later than one year	1,912	1,803
later than one year and not later than five years	6,765	6,480
later than five years	14,805	13,214

	23,482	21,497

The effective interest rates of the finance lease obligations were based on the interest rate implicit in the lease.

SUPPLEMENTARY INFORMATION ON TREASURY ACTIVITIES

The Group has engaged in new financing activities in the first half of 2006 to support the continuous expansion of electricity business in Hong Kong.

In January 2006, through its wholly-owned subsidiary CLP Power Hong Kong Financing Limited, CLP Power Hong Kong issued HK$1 billion fixed rate notes due in 2016 with coupon rate at 4.75%. This issue was made under the Medium Term Note (MTN) Programme set up by CLP Power Hong Kong Financing Limited in 2002. Under the MTN Programme, notes in an aggregate amount of up to US$1.5 billion may be issued and will be unconditionally and irrevocably guaranteed by CLP Power Hong Kong.

As at 30 June 2006, financing facilities totalling HK$40.9 billion were available to the Group, including HK$15.2 billion for TRUenergy and GPEC. Of the available facilities, HK$29.6 billion had been drawn down, of which HK$10.9 billion was by TRUenergy and GPEC. Facilities totalling HK$7.8 billion were available to CAPCO, of which HK$7.1 billion had been drawn down.

Our total debt to total capital as at 30 June 2006 was 36.2% and interest cover was 8 times.

In May 2006, Moody’s upgraded CLP Power Hong Kong’s foreign currency issuer rating from A1 to Aa3 thereby matching CLP Power Hong Kong’s local currency rating and foreign currency bond rating. This followed Moody’s examination of corporate sector ratings throughout the Asia-Pacific region in light of a revision of its rating methodology for “Foreign-Currency Ceilings”.

In June 2006, S&P re-affirmed the long-term and short-term credit ratings of CLP Holdings at A/A-1 and CLP Power Hong Kong at A+/A-1 with stable outlook. It reflects CLP Holdings’ good financial profile, which is supported by good cash flows from our Hong Kong operations. S&P quoted in its credit rating reports that although negative regulatory developments for CLP’s Hong Kong operations could result in downward pressure on the rating, there is some scope for a modest reduction in the rate of return without a simultaneous reduction in credit rating in view of CLP Power Hong Kong’s good financial profile. S&P also re-affirmed the long-term credit ratings of CLP Australia Holdings Pty Ltd at A- with stable outlook.

In July 2006, Moody’s re-affirmed the long-term and short-term credit ratings of CLP Holdings at A1/P-1 and CLP Power Hong Kong at Aa3/P-1 with stable outlook. Moody’s recognised CLP Holdings’ solid liquidity profile, supported by the Group’s strong access to domestic and international bank capital markets, as well as its well-managed debt maturity profile. At the same time, Moody’s opined that CLP Holdings’ overall risk profile is tempered by the increasing financial leverage and business risks arising from the company’s diversification initiatives and overseas expansion.

The Group’s investments and operations have resulted in exposures to foreign currency risks, interest rate risks, credit risks and price risks associated with the sales and purchases of electricity in Australia. We actively manage such risks by using different derivative instruments with an objective to minimise the impact of exchange rate, interest rate and electricity price fluctuations on earnings, reserves and tariff charges to customers and monitor our risk exposures with the assistance of “Value-at-Risk” methodology. Other than certain electricity trading activities engaged by our CLP Australia business, all derivative instruments are employed solely for hedging purposes.

The fair value of the Group’s outstanding derivative instruments was at a net deficit of HK$142 million, which represents the net amount we would pay if these contracts were closed out on 30 June 2006.

CORPORATE GOVERNANCE

In the Corporate Governance Report dated 28 February 2006, which was published in our 2005 Annual Report, we reported that the Company had adopted its own Code on Corporate Governance (CLP Code) on 28 February 2005 which incorporated all of the Code Provisions and Recommended Best Practices in the “Code on Corporate Governance Practices” issued by the Hong Kong Stock Exchange (the Stock Exchange Code), save for one exception.

This single deviation from the Recommended Best Practices of the Stock Exchange Code relates to the recommendation that an issuer should announce and publish quarterly financial results. CLP issues quarterly statements which include turnover, interim dividends and progress in major business activities over the quarter. However, CLP does not issue quarterly financial results because in our judgment quarterly reporting does not bring significant benefits to shareholders. The considered reasons for this deviation were stated in the Corporate Governance Report on page 99 of the Company’s 2005 Annual Report.

In the Corporate Governance Report we also described the structure of CLP’s Corporate Governance Framework and how the various key players are involved in ensuring the application of good governance practices and policies within the CLP Group. The progress made in 2005 in the evolution of CLP’s corporate governance practices was set out in the Corporate Governance Report on page 100 of the Company’s 2005 Annual Report. In 2006, we made further progress in our corporate governance practices, including the establishment of a China Committee and the implementation of a development programme for Directors.

During the first half of 2006, two additional Non-executive Directors were appointed to the Board of CLP Holdings. Sir Roderick Ian Eddington was appointed an Independent Non-executive Director effective from 1 January 2006 and Mr. Jason Holroyd Whittle, an alternate to Mr. R. J. McAulay, was appointed a Non-executive Director on 9 May 2006. Directors’ biographies are set out on CLP’s website.

The composition of Board Committees remains the same as set out in the Corporate Governance Report (pages 104-106), save that Mr. J. S. Dickson Leach resigned from the Finance and General Committee on 1 April 2006 and Mrs. Betty Yuen, Group Director–Managing Director Hong Kong, and Mr. Richard McIndoe, Group Director–Managing Director Australia, were appointed Members of the Finance and General Committee with effect from 7 June 2006.

Following shareholders’ approval at the Company’s Annual General Meeting held on 25 April 2006, remuneration is payable to the Chairmen and Members (other than Executive Directors and Management) who serve on the Company’s SEE Committee and China Committee. Such remuneration is fixed at the levels shown below for each financial year until the Company in General Meeting otherwise determines and took effect from the date of the first meeting of the SEE Committee and China Committee on 1 December 2005 and 10 January 2006 respectively.

HK$
Social, Environmental & Ethics Committee
Chairman	30,000
Member	20,000

China Committee
Chairman	56,000
Member	40,000

In respect of the year ended 31 December 2005, the Board considered CLP’s internal control system effective and adequate. Details of the standards, processes and effectiveness of CLP’s internal control system were set out in the Corporate Governance Report on pages 108 to 110 of the Company’s 2005 Annual Report.

Through our review of CLP Group’s system of internal control, we identified in the second quarter of 2006 a number of control deficiencies principally in relation to limited segregation of duties and weak general computer controls, mainly at TRUenergy, a newly acquired subsidiary. The bulk of those deficiencies have since been rectified, and we are not aware of any situation where these have been exploited to impact our financial position or results of operations. We shall retest all related controls starting in the third quarter of 2006, and we expect the retesting to be completed by 31 December 2006.

During the six months ended 30 June 2006 the Company met the Code Provisions set out in the Stock Exchange Code contained in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (Listing Rules).

The Audit Committee has reviewed the accounting principles and practices adopted by the Group and the unaudited condensed accounts for the six months ended 30 June 2006. All of the Audit Committee members are appointed from the Independent Non-executive Directors, with the Chairman and a member having appropriate professional qualifications and experience in financial matters.

Since 1989, the Company has adopted its own Code for Securities Transactions by Directors (CLP Securities Code), which is largely based on the Model Code set out in Appendix 10 of the Listing Rules. The CLP Securities Code also applies to Senior Management (comprising the three Executive Directors, Group Director - Managing Director Hong Kong, Group Director - Managing Director Australia, Group Director - Operations and Group Director - Corporate Development, whose biographies are set out on CLP’s website) and other “Specified Individuals” such as senior managers in the CLP Group. The CLP Securities Code has been updated from time to time to reflect new regulatory requirements as well as CLP Holdings’ strengthened regime of disclosure of interests in its securities.

The current CLP Securities Code is on terms no less exacting than the required standard set out in the Model Code.

All Directors and Senior Management have confirmed, following specific enquiry by the Company, that they have complied with the required standard set out in the Model Code and CLP Securities Code throughout the period from 1 January to 30 June 2006.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S LISTED SHARES

There was no purchase, sale or redemption of the Company’s listed shares by the Company or any of its subsidiaries during the six months ended 30 June 2006.

INTERIM DIVIDEND

Directors today declared the second interim dividend of HK$0.50 per share (2005: HK$0.48 per share) which will be payable on 15 September 2006 to Shareholders registered as at the close of business on 7 September 2006. The dividend of HK$0.50 per share is payable on the existing 2,408,245,900 shares of HK$5.00 each in issue.

The Register of Shareholders will be closed on 8 September 2006. To rank for the second interim dividend of HK$0.50 per share, all transfers should be lodged with the Company’s Registrars, Computershare Hong Kong Investor Services Limited, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong, for registration not later than 4:00 p.m. on Thursday, 7 September 2006.

By Order of the Board

April Chan

Company Secretary

Hong Kong, 15 August 2006

The Interim Report containing financial statements and notes to the accounts will be published on the Company’s website www.clpgroup.com and the website of the Stock Exchange of Hong Kong on

22 August 2006 and despatched to shareholders on 1 September 2006.

CLP Holdings Limited

(incorporated in Hong Kong with limited liability)

(Stock Code: 002)

Non-executive Directors:

The Hon. Sir Michael Kadoorie, Mr. W. E. Mocatta, Mr. J. S. Dickson Leach,

Mr. R. J. McAulay, Mr. J. A. H. Leigh, Mr. R. Bischof, Mr. I. D. Boyce, Mr. P. C. Tan

(Mr. Bradley W. Corson as his alternate) and Mr. Jason Whittle

Independent Non-executive Directors:	The Hon. Sir S. Y. Chung, Dr. William K. Fung, Mr. V. F. Moore, Mr. Hansen C. H. Loh, Mr. Paul M. L. Kan, Professor Judy Tsui and Sir Rod Eddington

Executive Directors:	Mr. Andrew Brandler, Mr. Peter P. W. Tse and Dr. Y. B. Lee